SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                         FORM 8-A/A
                      (Amendment No. 1)

      FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
          PURSUANT TO SECTION 12(b) OR 12(g) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                     SPRINT CORPORATION
   (Exact name of registrant as specified in its charter)


           Kansas                       48-0457967
 (State of incorporation or          (I.R.S. Employer
        organization)              Identification No.)

       P.O. Box 11315
       Kansas City, MO                    64112
    (Address of principal               (zip code)
      executive office)


     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange
     Act and is effective pursuant to General Instruction
     A.(c), please check the following box  [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange
     Act and is effective pursuant to General Instruction
     A.(d), please check the following box

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class to        Name of Each Exchange on Which
          be Registered                 Each Class is to be Registered

          Series 1 FON Common      New York Stock Exchange
          Stock, par value $2.00
          per share

Securities to be registered pursuant to Section 12(g) of the Act:

                            None
                      (Title of class)

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Item 1.    Description of Registrant's Securities to be Registered.

AUTHORIZED CAPITAL STOCK

     The 6,770,000,000 shares of authorized capital stock of Sprint are divided into three classes of common stock and a class of preferred stock. The common stock consists of the FON Common Stock, the PCS Common Stock and the Class A Common Stock. Each class of stock is divided into two or more series, as follows:

     FON Stock

     - 2,500,000,000 shares of FON Common Stock, Series 1, par value $2.00 per share

     - 500,000,000 shares of FON Common Stock, Series 2, par value $2.00 per share

     - 1,200,000,000 shares of FON Common Stock, Series 3, par value $2.00 per share

     PCS Stock

     - 1,250,000,000 shares of PCS Common Stock, Series 1, par value $1.00 per share

     - 500,000,000 shares of PCS Common Stock, Series 2, par value $1.00 per share

     - 600,000,000 shares of PCS Common Stock, Series 3, par value $1.00 per share

     Class A Common Stock

     - 100,000,000 shares of Class A Common Stock, having no series designation, par value $2.50 per share

     - 100,000,000 shares of Class A Common Stock, Series DT, par value $2.50 per share

     Preferred Stock

     - 1,742,853 shares of Preferred Stock-First Series,
       Convertible, no par value

     - 8,758,472 shares of Preferred Stock-Second Series,
       Convertible, no par value

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     - 95 shares of Preferred Stock-Fifth Series, no par value

     - 1,500,000 shares of Preferred Stock-Sixth Series, no par value

     - 300,000 shares of Preferred Stock-Seventh Series,
       Convertible, no par value

     - 1,250,000 shares of Preferred Stock-Eighth Series, no par value

     Sprint's Articles of Incorporation authorize an additional 6,448,580 shares of Preferred Stock. Sprint may issue these shares in one or more series, with such designations, preferences and relative, participating, optional or special rights, if any, and the qualifications, limitations or restrictions of such rights, as may be fixed and determined by resolution of the Board of Directors of Sprint.

     The FON Stock is intended to reflect the performance of Sprint's FON Group. The PCS Stock is intended to reflect the performance of Sprint's PCS Group.

     The Series 1 FON Stock and the Series 1 PCS Stock are both listed and traded on the New York Stock Exchange.

     The outstanding Series 2 PCS Stock was issued to Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. and certain of their affiliates in exchange for their interests in certain joint ventures that offer wireless personal communications services. These ventures are now a part of the PCS Group. Tele-Communications, Inc. transferred its shares of Series 2 PCS to a trust in March 1999. That trust, Comcast Corporation, Cox Communications, Inc., and their affiliates are referred to together as the Cable Holders. The Series 2 FON Stock will be issued only to the Cable Holders and only if the PCS Stock is converted into FON Stock before the conversion of all shares of Series 2 PCS Stock into Series 1 PCS Stock. See "Conversion of PCS Stock at the Option of Sprint" below.

     The Series 2 PCS Stock converts into Series 1 PCS Stock when it is transferred by a Cable Holder to a non-affiliate of the Cable Holders. The Series 2 PCS Stock also converts into Series 1 PCS Stock when the total number of votes represented by the outstanding shares of Series 2 PCS Stock, calculated as though the Series 2 PCS Stock has the same vote as the Series 1 PCS Stock, is below 1% of Sprint's outstanding voting power.

     The Series 3 FON Stock, the Series 3 PCS Stock, and the two series of Class A Common Stock are all shares of stock that are referred to as Class A Stock. Shares of Class A Stock have been issued, and will be issued, only to France Telecom, S.A. or Deutsche Telekom AG, or to certain majority owned subsidiaries of France Telecom and/or Deutsche Telekom. Each share of Class A Common Stock entitles the holder to, initially, have one share of Series 3 FON Stock and one-half of a share of Series 3 PCS Stock issued to the holder. The issuance of the underlying shares of Series 3 FON Stock or Series 3 PCS Stock will not change the number of outstanding shares of Class A

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Common Stock.  Instead, it reduces the number of underlying shares that the holder is entitled to have issued, which in turn affects the per share dividend rights, voting rights and liquidation rights of the Class A Common Stock. In addition, the par value of the shares of Class A Common Stock is reduced by the aggregate par value of the underlying shares issued.

     France Telecom and Deutsche Telekom jointly owned a 20% equity interest in Sprint at September 30, 1999.

DIVIDEND RIGHTS AND RESTRICTIONS

     Dividends on the FON Stock will be paid when declared by the Sprint Board.

     The Sprint Board may declare dividends on the FON Stock and not the PCS Stock, or it may declare dividends on the PCS Stock and not the FON Stock. If the Sprint Board declares a dividend on one series of the FON Stock, it must declare the same dividend on all three series of FON Stock. In addition, it must declare an equivalent dividend on the FON Stock underlying the outstanding Class A Common Stock.

     Dividends on the FON Stock, the PCS Stock and the Class A Common Stock may be declared only out of net income or earned surplus of Sprint. Net losses of either the PCS Group or the FON Group, and dividends and distributions on, or repurchases of, PCS Stock, FON Stock or Class A Common Stock, will reduce funds legally available for the payment of dividends on all three classes of common stock.

     The Tracking Stock Policies adopted by the Sprint Board require that dividends on the FON Stock, including the FON
Stock underlying the Class A Common Stock, may be paid only out of the lesser of

     - the funds of Sprint legally available for the payment of dividends, and

     - the FON Group Available Dividend Amount, which is similar to the amount of assets that would be available for the payment of dividends on the FON Stock, including the FON Stock underlying the Class A Common Stock, under the Kansas General Corporate Code if the FON Group were a separate company. The assets of the FON Group would include any inter-group interest that it has in the PCS Group.

     The Sprint Board may not declare a dividend or distribution consisting of shares of FON Stock on the PCS Stock. The Sprint Board may only declare a dividend or distribution of shares of PCS Stock on the FON Stock if the shares to be issued represent an inter-group interest of the FON Group in the PCS Group.

     Before any dividends on the FON Stock or any other class of common stock of Sprint may be paid or declared and set apart for payment, Sprint must pay or declare and

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set apart for payment full cumulative dividends on all
outstanding series of Preferred Stock.

     If Sprint fails to purchase the Fifth Series Preferred
Stock upon tender by the holders, it is precluded from declaring or paying dividends on its FON Stock or any other class of common stock until it has deposited the funds necessary for the purchase of the Fifth Series Preferred
Stock.

     Upon the issuance of a new series of Preferred Stock, the Sprint Board may provide for dividend restrictions on the FON Stock as to that series of Preferred Stock.

VOTING RIGHTS

Votes Per Share

     The holders of FON Stock vote together with the holders of the PCS Stock, Class A Common Stock and Preferred Stock as a single class on most matters. When all classes are voting as a single class, the holders have the following number of votes:

    -  The holders of the Series 1 FON Stock, the Series 3 FON
       Stock, the First Series Preferred Stock, the Second Series
       Preferred Stock and the Fifth Series Preferred Stock have one vote per share.

    -  The holders of the Series 1 PCS Stock and Series 3 PCS
       Stock have a number of votes per share equal to the number obtained by dividing the Average Trading Price of one share of Series 1 PCS Stock by the Average Trading Price of one share of Series 1 FON Stock, computed as of the tenth trading day before the record date for determining the stockholders entitled to vote. For these purposes, the Average Trading Price is defined as the average closing price of the stock determined over the 20 trading days immediately preceding the date of determination. If the "ex-dividend" date for a dividend or distribution on either the Series 1 PCS Stock or the Series 1 FON Stock occurs during this 20 trading day period, or the effective date of any subdivision or combination of the Series 1 PCS Stock or Series 1 FON Stock occurs during this 20 trading day period, an appropriate adjustment is made to the closing prices used in the calculation. The vote per share of the Series 1 PCS Stock and Series 3 PCS Stock is expressed as a decimal fraction rounded to the nearest three decimal places. By way of example, if the Average Trading Price of one share of Series 1 PCS Stock is determined to be $90 and the Average Trading Price of one share of Series 1 FON Stock is determined to be $74, each share of Series 1 PCS Stock and Series 3 PCS Stock would have 1.216 votes.

     - The holders of the Series 2 PCS Stock have 1/10 of the vote per share that the holders of the Series 1 PCS Stock and the Series 3 PCS Stock have.

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     - The holders of the Seventh Series Preferred Stock have
       the number of votes per share equal to the aggregate number of votes of the shares of Series 1 PCS Stock or Series 2 PCS Stock into which a share of the Seventh Series Preferred Stock may be converted. By way of example, if a share of Seventh Series Preferred Stock is convertible into 32.52 shares of Series 1 PCS Stock, and the Series 1 PCS Stock has
       1.216 votes per share, that share of Seventh Series Preferred Stock would have 39.544 votes. If under the same circumstances the share of Seventh Series Preferred Stock is convertible into 32.52 shares of Series 2 PCS Stock, it would have 3.9544 votes. At September 30, 1999, each share of Seventh Series Preferred Stock was convertible into approximately 32.52 shares of Series 1 PCS Stock or Series 2 PCS Stock, depending on who held the share of Seventh Series Preferred Stock.

     - The holders of shares of Class A Common Stock have the number of votes per share equal to the votes represented by the FON Stock and the PCS Stock underlying each share of Class A Common Stock. This is initially the number of votes equal to the vote of one share of Series 3 FON Stock plus the vote of one-half of a share of Series 3 PCS Stock.

     If the PCS Stock is converted into FON Stock, the holders of Sprint's capital stock would have the following number of votes when all classes are voting as a single class:

     - The holders of the Series 1 FON Stock, the Series 3 FON
       Stock, the First- Series Preferred Stock, the Second Series-Preferred Stock and the Fifth Series Preferred Stock would have one vote per share.

     - The holders of the Series 2 FON Stock would have 1/10 of a vote per share.

     - The holders of the Seventh Series Preferred Stock would have the number of votes per share equal to the aggregate number of votes of the shares of Series 1 FON Stock or Series 2 FON Stock into which a share of the Seventh Series Preferred Stock could be converted at that time. By way of example, if a share of Seventh Series Preferred Stock was convertible into 38 shares of Series 1 FON Stock, that share of Seventh Series Preferred Stock would have 38 votes. If under the same circumstances the share of Seventh Series Preferred Stock was convertible into 38 shares of Series 2 FON Stock, it would have 3.8 votes. Each share of Seventh Series Preferred Stock will be convertible into Series 1 FON Stock or Series 2 FON Stock, depending on who holds the share of Seventh Series Preferred Stock at that time.

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     - The holders of shares of Class A Common Stock would
       have the number of votes per share equal to the votes represented by the FON Stock underlying each share of Class A Common Stock.

     On each matter to be voted on by the holders of the FON Stock and Class A Common Stock voting together as a single class, the holders of shares of each series of FON Stock are entitled to one vote per share. The holders of the Class A Common Stock are entitled to the vote per share represented by the shares or fraction of a share of Series 3 FON Stock underlying each share of Class A Common Stock. The vote per share of the Class A Common Stock in this situation is initially one vote.

     If the FON Stock is entitled to vote on a matter as a separate class , each share will be entitled to one vote.
If a particular series of FON Stock, such as the Series 1
FON Stock, is voting as a separate series, each share will be entitled to one vote.

     Sprint's Articles of Incorporation provide that the affirmative vote of the holders of a majority of the vote represented by the FON Stock and Class A Common Stock voting together as a single class is required to adopt any amendment to Sprint's Articles of Incorporation that would

       - increase or decrease the number of authorized shares of FON Stock;

       -  increase or decrease the par value of shares of FON
          Stock; or

       - change the powers, preference or special rights of the shares of FON Stock so as to affect them adversely.

     The Tracking Stock Policies adopted by the Sprint Board provide that the consent of the holders of a majority of the outstanding shares of PCS Stock, voting as a separate class, and the consent of the holders of a majority of the outstanding shares of FON Stock, voting as a separate class, is required to approve any acquisition by the FON Group of more than 33% of the assets of the PCS Group.

Special Adjustment in Voting Power of the Class A Stock

     If there is an increase in the per share vote of any Sprint voting securities due to the transfer of the voting securities and the increase occurs on or after the tenth trading day preceding a record date for purposes of determining the stockholders entitled to vote or to receive the payment of a dividend, then the per share vote of the Class A Stock will be increased. The vote per share will be increased so that the percentage of voting power of Sprint represented by the shares of Class A Stock held by each holder of Class A Stock will not be diluted as a result of the increase in votes due to the transfer of voting securities until the day immediately following the date of the stockholders meeting or the date of the dividend payment. When Series 2 PCS Stock is transferred by a Cable Holder


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to a non-affiliate, it is automatically converted
into Series 1 PCS Stock, which has a higher per share vote.

Special Voting Rights of the Preferred Stock

     The Preferred Stock is entitled to vote as a class with respect to certain matters affecting preferences of the Preferred Stock or creating prior ranking or parity stock.

     The terms of the First Series Preferred Stock and the Second Series Preferred Stock provide that, if six quarterly dividends on any series of the Preferred Stock are in arrears, the number of Sprint's directors will be increased by two and the holders of Preferred Stock voting as a class will be entitled to elect two directors until all arrears in dividends have been paid. In this event FON Stock, PCS Stock and all voting series of the Preferred Stock would be entitled to elect the remaining directors, other than the directors elected by the holders of the Class A Stock, as described below.

     If Sprint does not pay dividends or pays less than full cumulative dividends on the Fifth Series Preferred Stock for each of four consecutive dividend periods, or if arrearages in the payment of dividends on the Fifth Series Preferred Stock have cumulated in an amount equal to full cumulative dividends on the Fifth Series Preferred Stock for six quarterly dividend periods, the holders of the Fifth Series, acting alone, will be entitled to elect the smallest number constituting a majority of Sprint's directors then to be elected until all arrears in such dividends are paid or set aside for payment.

Special Voting Rights of the Class A Stock

     The holders of Class A Stock have certain class voting rights, including the right to elect their own directors to the Sprint Board and to disapprove certain transactions.

     As a general rule, the holders of Class A Stock are entitled to representation on the Sprint Board equal to the percent of Sprint voting power owned by them, rounded up or down to the nearer whole number of directors. In addition, for as long as it is necessary in order to allow France Telecom and Deutsche Telekom to receive certain benefits under relevant tax treaties between the United States and France and between the United States and Germany, respectively, the holders of Class A Stock are entitled to elect not less than 20% of the members of the Sprint Board at any time when their actual percentage of Sprint voting power is at least 20%. The directors elected by the holders of the Class A Stock are referred to as Class A Directors.

     As long as any shares of Class A Stock are outstanding, the holders of Class A Stock are entitled to disapprove any amendment to the Articles or Bylaws of Sprint that would adversely affect their rights, any issuance by Sprint of capital stock or debt with supervoting powers, or any business combination or merger involving Sprint unless certain of their rights are preserved. In addition, for a period of time holders of Class A Stock have certain disapproval rights relating to the sale by Sprint of long distance assets and transactions that would result in certain competitors of France Telecom, Deutsche Telekom and Global One owning 10% or more of the outstanding Sprint voting power.

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Global One is a joint venture that Sprint has with France Telecom and Deutsche Telekom.

Classified Board; No Cumulative Voting

     The Sprint Board, other than the Class A Directors, is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of the directors that are not Class A Directors. Only one class is elected each year, and it is elected for a three-year term. The holders of the Class A Stock are not entitled to vote in the election of these directors.

     Sprint stockholders are not entitled to cumulative voting rights in the election of directors.

REDEMPTION OF COMMON STOCK

     The Articles of Incorporation permit the redemption of shares of Series 1 FON Stock, Series 1 PCS Stock, Series 2 PCS Stock and, in certain circumstances, Class A Stock held by Aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the U.S. Communications Act of 1934, as amended. The provisions permit Series 1 FON Stock, Series 1 PCS Stock and Series 2 PCS Stock to be redeemed at a price equal to the fair market value of the shares, except that the redemption price with respect to shares purchased by any Alien after November 21, 1995 and within one year of the redemption date would not, unless otherwise determined by the Sprint Board, exceed the purchase price paid for those shares by the Alien.

CONVERSION OF PCS STOCK AT THE OPTION OF SPRINT

     At any time after November 23, 2001, the Sprint Board may convert each share of Series 1 PCS Stock into shares of Series 1 FON Stock.

     At the same time as the Sprint Board converts the Series 1 PCS Stock into Series 1 FON Stock, it must convert the Series 2 PCS Stock into Series 2 FON Stock and the
Series 3 PCS Stock into Series 3 FON Stock. In addition, the unissued shares of PCS Stock underlying the Class A
Common Stock will convert into unissued shares of FON Stock on an equivalent basis.

     If the conversion takes place before November 23, 2002, each share of Series 1 PCS Stock will convert into the number of shares of Series 1 FON Stock equal to 110% of the Optional Conversion Ratio computed as of the fifth trading day before the date that notice of conversion is sent to holders of PCS Stock. The Optional Conversion Ratio is the ratio of the Average Trading Price of a share of Series 1 PCS Stock to the Average Trading Price of a share of Series 1 FON Stock. See the discussion of the vote per share of Series 1 PCS Stock under "Voting Rights-Votes Per Share" above for a definition of the term "Average Trading Price." Sprint must compute the Optional Conversion Ratio over a 60-trading day period if the 20-trading day period normally used to determine the

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Average Trading Price is less than 90% of the ratio as determined over a 60-day trading day period.

     If the conversion takes place on or after November 23, 2002, the Sprint Board will determine the conversion ratio, subject to the requirement that it must make independent determinations as to the fairness of the conversion ratio to the holders of the PCS Stock, taken as a separate class, and to the holders of the FON Stock, taken as a separate class.


MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF PCS STOCK

     If Sprint disposes of all of the assets of the PCS
Group, or if it disposes of at least 80% of the assets of the PCS Group on a then-current market value basis, it must use the net proceeds to pay a dividend on the PCS Stock or redeem the PCS Stock or it must convert the PCS Stock into FON Stock. There are certain exceptions to this rule; for example, Sprint does not have to pay a dividend on the PCS
Stock, redeem the PCS Stock or convert the PCS Stock into FON Stock when it receives in exchange for the assets primarily equity securities of an entity engaged, or proposing to engage, in a business similar or complementary to the business of the PCS Group.

     If the Sprint Board determines to convert the PCS Stock into FON Stock, Sprint will convert each share of PCS Stock into a number of shares of FON Stock at a ratio equal to 110% of the average Market Value of one share of Series 1 PCS Stock to the average Market Value of one share of FON Stock computed over a 10-trading day period beginning on the 16th trading day after the consummation of the disposition. The Market Value is defined as the average of the high and low reported sales prices regular way. Appropriate adjustments are made if an ex-dividend date or an effective date for a subdivision or combination of the relevant shares occurs during the measurement period.

     If the Sprint Board determines to pay a dividend on the PCS Stock or redeem the PCS Stock, Sprint will distribute to holders of PCS Stock and to holders of Class A Common Stock, based on the PCS Stock underlying the Class A Common Stock, cash or securities, other than common equity securities of Sprint, or other property, or a combination of cash and securities and other property, equal to the fair value of the net proceeds after deducting amounts necessary to pay transaction costs, taxes on the disposition, liabilities of the PCS Group, and any amount corresponding to any inter-group interest in the PCS Group held by the FON Group. If the payment of the dividend or redemption price occurs before November 23, 2001, the Sprint Board may also convert each share of PCS Stock remaining outstanding into shares of FON Stock on the same basis as conversion of PCS Stock into FON Stock after November 23, 2001 and before November 23, 2002 described above under "Conversion of PCS Stock at the Option of Sprint." The conversion of PCS Stock into FON Stock can occur under these circumstances only if the conversion date occurs prior to the first anniversary of the payment of the dividend or redemption price.

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REDEMPTION OF PCS STOCK IN EXCHANGE FOR STOCK OF A
SUBSIDIARY

     Sprint may redeem all of the outstanding shares of PCS Stock in exchange for the outstanding shares of common stock of one or more wholly-owned subsidiaries that hold all of the assets and liabilities attributed to the PCS Group if the following conditions are met

     - The redemption must be approved by the affirmative vote of the holders of a majority of the shares of PCS Stock and Class A Common Stock, to the extent the Class A Common Stock represents unissued shares of PCS Stock, voting as a separate class, if the redemption occurs before November 23, 2000.

     - Either the redemption must be tax free to the holders of PCS Stock or an arrangement must exist such that holders of PCS Stock, net of related taxes, are in a position substantially equivalent economically to the position they would be in if the redemption were tax free.

LIQUIDATION RIGHTS

     In the event of the liquidation of Sprint, the prior rights of creditors and the aggregate liquidation preference of any Preferred Stock then outstanding must first be satisfied. The holders of FON Stock, PCS Stock and Class A Common Stock will be entitled to share in the remaining assets of Sprint in accordance with the per share Liquidation Units attributable to each class or series of common stock. The holders of FON Stock have no special claim to the assets attributed to the FON Group. The Liquidation Units attributable to each class of common stock are as follows:

     - Each share of FON Stock is attributed 0.500 Liquidation
       Units.

     - Each share of PCS Stock is attributed approximately
       0.205 Liquidation Units.

     - Each share of a series of Class A Common Stock is entitled to a number of Liquidation Units equal to the sum of the Liquidation Units associated with the unissued shares of FON Stock and the unissued shares of PCS Stock underlying that series of Class A Common Stock at the time of the liquidation, divided by the aggregate number of outstanding shares of that series of Class A Common Stock.

     The number of Liquidation Units for each share of FON
Stock and each share of PCS Stock will be adjusted for stock splits, reverse stock splits and other corporate events affecting the FON Stock or the PCS Stock.

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PREEMPTIVE RIGHTS

     No holder of shares of FON Stock, PCS Stock, Class A Common Stock or any other capital stock of Sprint is entitled to preemptive rights or subscription rights, other than pursuant to the Rights issued pursuant to Sprint's Rights Agreement. France Telecom and Deutsche Telekom have the contractual right to purchase additional shares of Series 3 FON Stock and Series 3 PCS Stock from Sprint to enable them to maintain their ownership level at 20% of Sprint's voting securities. In addition, at the time of the acquisition of their shares of Series 2 PCS Stock, Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. were given contractual rights to purchase additional shares of Series 2 PCS Stock under certain circumstances to enable them to maintain certain ownership levels.

FULLY PAID

     The outstanding shares of FON Stock, PCS Stock and
Class A Common Stock are fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for FON Stock, PCS
Stock and Class A Common Stock is UMB Bank, n.a.

CHANGE OF CONTROL PROVISIONS

     The Kansas General Corporation Code and Sprint's
Articles of Incorporation and Bylaws contain provisions which could discourage or make more difficult a change in control of Sprint without the support of the Sprint Board.
A summary of these provisions follows.

Vote Required for Certain Business Combinations

     Sprint's Articles of Incorporation require that certain business combinations initiated by a beneficial owner of 10 percent or more of Sprint's voting stock must be approved by the holders of 80 percent of the outstanding voting stock.

Restriction on Purchase of Equity Securities by Sprint

     If the beneficial owner of 5 percent or more of a class of Sprint's equity securities has held any of the securities for less than two years, Sprint's Articles of Incorporation prohibit Sprint from purchasing equity securities of the same class as the securities held for less than two years from the 5 percent security holder at a premium over market price unless Sprint either


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     - obtains the approval of the holders of a majority of
       the voting power of Sprint's outstanding capital stock, excluding the shares held by the 5 percent security holder, or

     - makes a tender or exchange offer to purchase securities of the same class on the same terms to all holders of such equity securities.

     The approval of stockholders is not required in connection with purchases, redemptions or other acquisitions by Sprint of Sprint capital stock held by France Telecom, Deutsche Telekom, certain of their designated subsidiaries or certain other qualified holders of the Class A Stock pursuant to the investment agreements entered into with France Telecom and Deutsche Telekom or Sprint's Articles of Incorporation.

Classified Board; Removal of Directors

     In addition to providing for a classified Board of Directors, discussed above under "Voting Rights - Classified Board; No Cumulative Voting," Sprint's Articles of Incorporation provide that directors who are not elected by the holders of Class A Stock may be removed only for cause. Removal for cause requires the affirmative vote of the holders of a majority of the votes represented by the shares entitled to vote on the election of that director. The provisions for a classified Board, together with the limitation on the removal of directors, makes it more difficult to remove directors.

Notice Provisions Relating to Stockholder Proposals and
Nominees

     Sprint's Bylaws contain provisions requiring a stockholder to give advance written notice to Sprint of a proposal or director nomination in order to have the proposal or the nominee considered at a meeting of stockholders. The notice must usually be given not less than 50 days and not more than 75 days before the meeting. Under the Sprint Bylaws, the stockholders may require that a special meeting of stockholders be called only if the holders of a majority of the shares of stock issued and outstanding and entitled to vote request that the meeting be called.

Rights Plan

     The Sprint Board has adopted a Rights Agreement. Pursuant to the terms of the Rights Agreement, Rights are attached to the FON Common Stock, the PCS Common Stock and the Class A Common Stock. For a description of the FON Group Rights attached to the FON Common Stock, see Amendment No. 3 to Sprint's Registration Statement on Form 8-A relating to the FON Group rights, filed August 4, 1999. For a description of the PCS Group Rights attached to the PCS Common Stock, see Amendment No. 2 to Sprint's Registration Statement on Form 8-A relating to the PCS Group rights, filed July 26, 1999.


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

Business Combination Statute

     Kansas has a Business Combination Statute which limits certain business combinations between Kansas corporations, like Sprint, and interested stockholders, who are certain persons beneficially owning a significant percentage of the voting stock of the corporation. However, business combinations with a stockholder who became an interested stockholder in a transaction approved by the corporation's
Board of Directors are exempted from these provisions.

Control Share Acquisition Statute

     Kansas also has a Control Share Acquisition Statute that provides that persons who acquire beneficial ownership of the voting stock of a corporation in excess of certain thresholds lose the right to vote the shares acquired in the transaction resulting in the person exceeding one of the thresholds, unless the acquisition is approved by

     - a majority of the outstanding voting shares of the corporation, and

     - a majority of the outstanding voting shares of the corporation excluding the shares owned by the person making the acquisition, shares held by the officers of the corporation and shares held by directors of the corporation who are also employees of the corporation.

The thresholds are 20%, 33 1/3% and 50% of the voting power.
Shares acquired directly from the issuing corporation are not subject to the statute.

Item 2.    Exhibits.

4.1 The rights of the Registrant's equity security holders are defined in the Fifth, Sixth, Seventh and Eighth Articles of the Registrant's Articles of Incorporation (filed as Exhibit 4A to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-58488) and incorporated herein by reference).

4.2 Rights Agreement dated as of November 23, 1998 between the Registrant and UMB Bank, n.a., as Rights Agent (filed as
     Exhibit 4.1 to Amendment No. 1 to the Registrant's
     Registration Statement on Form 8-A relating to the Registrant's PCS Group Rights, filed November 25, 1998, and incorporated herein by reference).

4.3  Tracking Stock Policies of Registrant (filed as Exhibit
     4D to Post-Effective Amendment No. 2 to Registrant's
     Registration Statement on Form S-3 (No. 33-58488) and incorporated herein by reference).


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


4.4  Amended and Restated Standstill Agreement dated
     November 23, 1998, by and among Registrant, France Telecom, S.A. and Deutsche Telekom AG (filed as Exhibit 4E to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form S-3 (No. 33-58488) and incorporated herein by reference).






















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


                          SIGNATURE

     Pursuant to the requirements of Section 12 of the Exchange Act, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SPRINT CORPORATION


                         By:     /s/ Michael T. Hyde
                                    Michael T. Hyde
                                    Assistant Secretary


Date:  November 22, 1999
















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